SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                           REPORT OF A FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           for the month of June 2003

                             ______________________

                                ASML Holding N.V.

                                   De Run 1110
                                5503 LA Veldhoven
                                 The Netherlands
                    (Address of principal executive offices)
                             ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1  "ASML Maintains Momentum in China with Sale to ASMC," dated June 3, 2003.

99.2 "Media Advisory: ASML MaskTools and Nanya Enter Into Software and Technology Licensing Agreement," dated June 11, 2003.

99.3 Presentation given at the Morgan Stanley Global Competitive Edge Conference dated June 20, 2003.

99.4  Announcement of Conference Call regarding Q2 2003 Results dated June 2003.

         "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ASML HOLDING N.V. (Registrant)


Date:  July 8, 2003               By:    /s/ Peter T.F.M. Wennink
                                         ---------------------------
                                         Peter T.F.M. Wennink
                                         Executive Vice President
                                         and Chief Financial Officer